Filed by Xylem Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

March 30, 2023

STRICTLY CONFIDENTIAL – FOR INTERNAL USE ONLY

Xylem-Evoqua leadership Q&A for addition to the Q&A Doc

Given the announcement of Rodney Aulick and Snehal Desai’s post-closing roles in the combined company, will my reporting line change?

•	These leadership changes won’t take effect until after the closing of the Xylem-Evoqua transaction when we begin working as one company.

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There are no reporting line changes prior to the closing of the transaction, as we are operating as separate companies. But as the announcement indicates, post-closing, Rodney Aulick and Snehal Desai will report to Matthew Pine.

•	Further reporting and organizational decisions that will take effect after the closing will be communicated as soon as appropriate.

What is happening to the rest of the Evoqua leadership team following the closing?

•	We will communicate leadership team announcements that will take effect after the closing of the Xylem-Evoqua transaction as soon as we can, as part of the integration planning process.

Post-closing, how will we integrate Xylem’s Global Lifecycle Services business with the Integrated Solutions and Services (ISS) team?

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We expect the ISS business to be a separately managed business on Day 1. The joint Integration Management Team is working to determine the best way to leverage post-closing practices for the Xylem Lifecycle Services business and the combined company’s services branch network.

•	We will share an update when this work is finalized.

Post-closing, will Hayati Yarkadas continue to lead our Global Lifecycle Services business?

•	Yes, Hayati Yarkadas and Joe Johnston will continue to lead Xylem’s utility-focused Global Lifecycle Services business following the closing.

Post-closing, how will we integrate Evoqua’s Applied Product Technologies segment into Xylem?

•	The joint Integration Management Team is working to determine the best way to combine the Evoqua and Xylem businesses following the close of the transaction.

•	We will share an update when this work is finalized.

Post-closing, will the supporting/enabling functions in ISS currently reporting dotted-line to Rodney continue to do so?

•	The joint Integration Management Team is working to determine how enabling functions will be structured following the close of the transaction.

•	We will share an update when this work is finalized.

Can you explain more about Snehal Desai’s post-closing role leading our enterprise approach to customer experience and excellence?

•	More details on Snehal Desai’s post-closing remit will be available as we get closer to Day 1.

Will the Evoqua leader(s) for innovation, technology and product management also report to Snehal Desai post-closing?

•	We are working to design the go-forward organization that will be in place post-closing.

•	We will provide further details when they are available.

How will Snehal Desai and Sai Allavarpu work together post-closing to align our enterprise innovation and digital strategies and execution?

•	Post-closing, Snehal Desai will work closely with a variety of enabling functions, including Digital and IT.

Where will Rodney Aulick and Snehal Desai be based post-closing?

•	They will remain in their current home locations. Relocation is not required for their post-closing roles.

Will the Evoqua Pittsburgh HQ close entirely, post-closing?

•	As previously announced, after closing the global headquarters of the combined company will be in Washington, DC.

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It is not intended that the combined company will maintain the footprint in downtown Pittsburgh, and we anticipate phasing out the Evoqua headquarters site in downtown Pittsburgh. However, we will be investing in the Sustainability and Innovation Hub, with an ongoing commitment to the Pittsburgh region.

Why do we anticipate closing the Evoqua Pittsburgh office, post-closing?

•

As previously announced, after closing the global headquarters of the combined company will be in Washington, DC. After closing, we will continue to invest in the Sustainability & Innovation Hub, which will serve as a center of excellence and a gathering place for colleagues based in the Pittsburgh area.

•	Xylem strongly supports remote and hybrid work.

When will the Pittsburgh HQ close?

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The timing of changes that will affect both Xylem and Evoqua colleagues through post-closing integration is being worked out, and we will share more details as decisions are made. We will communicate a transition plan as soon as possible after Day 1. Xylem strongly supports remote and hybrid work.

Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (“Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. The registration statement has not been declared effective by the SEC. The joint proxy statement/prospectus will be mailed or otherwise disseminated to shareholders of Xylem and stockholders of Evoqua after the registration statement has been declared effective by the SEC. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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